Exhibit 99. (a) (1)(ii)

COMAMTECH INC.
2259736 ONTARIO INC.

OFFER FOR EXCHANGE OF ALL
OUTSTANDING SHARES OF STOCK OF
DECISIONPOINT SYSTEMS, INC.

JANUARY 28, 2011

THIS OFFER WILL EXPIRE ON MONDAY, FEBRUARY 28, 2011
AT 5:00 PM EASTERN STANDARD TIME, UNLESS THE OFFER IS EXTENDED.

Introduction

This is a non-cash exchange offer (the “Offer”) by 2259736 Ontario Inc. (referred to herein as the “Offeror” and “MergerCo”), a wholly-owned subsidiary of Comamtech Inc. (“Comamtech”), for all outstanding shares of common stock and other securities of DecisionPoint Systems, Inc. (“DecisionPoint”), in exchange for shares of common stock and other securities of Comamtech.  The Offer is to be commenced pursuant to the Arrangement Agreement, dated October 20, 2010, by and among Comamtech, the Offeror and DecisionPoint, as amended on December 23, 2010 (collectively, the “Arrangement Agreement”), and the Plan of Arrangement among DecisionPoint, Comamtech and the Offeror (the “Plan of Arrangement”) and incorporated by reference into this Offer.  Copies of all such documents are available upon request without charge.

In summary, subject to satisfaction of all conditions pertaining to the Offer and subject to completion of the Plan of Arrangement, upon acceptance of the Offer by the shareholders of DecisionPoint and applicable closings thereafter, the following exchange transaction and reverse merger will occur, whereby:

(a)
The former DecisionPoint Shareholders will hold approximately 68.4% of the issued and outstanding Comamtech Shares on a fully diluted in-the-money basis, and 100% of the issued and outstanding Comamtech Preferred Shares.

(b)
The current management of DecisionPoint will take control of the management and operations of Comamtech.  Two current Comamtech directors, Marc Ferland and Lawrence Yelin will serve with five DecisionPoint directors on the Board of Directors of Comamtech.

(c)	DecisionPoint will continue to operate as a wholly owned subsidiary of Comamtech.

As described in further detail herein, the terms of Offer provide that in the event of consummation of the Arrangement and upon completion of the Plan of Arrangement, each whole DecisionPoint Share shall be converted into and each holder of DecisionPoint Shares shall be entitled to receive, 0.125 of a Comamtech Share for each whole DecisionPoint Share (the “Exchange Ratio”).  Each whole DecisionPoint Preferred Share outstanding immediately prior to the Effective Date shall be converted into and each holder of DecisionPoint Preferred Shares shall be entitled to receive 0.125 of a Comamtech Preferred Share for each whole DecisionPoint Preferred Share with former holders of DecisionPoint Preferred Shares receiving not more than 362,500 Comamtech Preferred Shares.

As described in the Management Information Circular (the “Management Information Circular”) incorporated by reference into this Offer, the Plan of Arrangement provides for the amalgamation of DecisionPoint with the Offeror. In consideration for the amalgamation, shareholders of DecisionPoint will exchange all of their shares of DecisionPoint into common shares of Comamtech, except that DecisionPoint shareholders holding DecisionPoint preferred shares will exchange such shares for preferred shares of Comamtech, which in turn, shall be convertible into common shares of Comamtech.

In addition, DecisionPoint’s outstanding options and warrants to purchase DecisionPoint’s existing common shares under DecisionPoint’s existing stock option plans and outstanding warrant agreements will be exchanged for equivalent options and warrants to purchase common shares of Comamtech.

Completion of this arrangement (the “Arrangement”) will be subject to certain customary conditions, including approval of the Arrangement by not less than 66 2/3 percent of the votes cast at a special meeting of the shareholders of Comamtech (the “Special Meeting”). The shareholders of Comamtech will be asked, at the special meeting, to approve the continuance of Comamtech under the General Corporation Law of the State of Delaware.

The completion of the Arrangement is also subject to (i) court approval by the Ontario Superior Court of Justice (Commercial List) and (ii) the approval of at least 50% of DecisionPoint’s outstanding shares. The failure to occur of any of these conditions, as well as others as outlined in the Arrangement Agreement, will result in the termination of the Arrangement Agreement and the Offer.

On January 20, 2011 Comamtech announced that the Ontario Superior Court of Justice (Commercial List) has issued an interim order authorizing Comamtech to, among other things, call the Special Meeting to consider and, if deemed advisable, pass a special resolution approving the Plan of Arrangement, and pass a special resolution on the proposed continuance of Comamtech under the General Corporation Law of the State of Delaware (the “Continuance”).

The Special Meeting to approve the Plan of Arrangement and Continuance will be held at 10:00 a.m. (EDT) on February 18, 2011, at the offices of Fasken Martineau DuMoulin LLP, in boardroom number 5, at 800 Place Victoria, 37th Floor, Montreal, Québec, Canada, H4Z 1E9. The record date for determining the holders of common shares of Comamtech that will be entitled to receive notice of and to vote at the Special Meeting is January 17, 2011. The special resolutions approving the Plan of Arrangement and the Continuance must be approved by not less than two-thirds of the votes cast by shareholders represented in person or by proxy at the Special Meeting. Comamtech’s board of directors has unanimously recommended that holders of Comamtech common shares vote in favor of the Plan of Arrangement and in favor of the Continuance.

All information set forth in the Management Information Circular is incorporated herein. Shareholders of DecisionPoint may obtain copies of the Management Information Circular at no cost by writing to Comamtech at 333 Bay Street, Suite 2400, Bay Adelaide Centre, Box 20, Toronto, Ontario M5H 2T6, or by calling Comamtech at 418-454-5096.  A copy of this Offer and a Schedule TO, as filed with the U.S. Securities and Exchange Commission is being mailed to each shareholder of record of DecisionPoint.

The Offer is not being made to shareholders in any jurisdiction where it would be illegal to make such Offer.

Summary of The Arrangement and the Exchange Offer

DecisionPoint and MergerCo shall amalgamate to form an amalgamated corporation (the “Amalgamated Corporation”) and shall continue as an Ontario Business Corporations Act (“OBCA”) corporation, with the effect set forth in Subsection 182(1)(d) of the OBCA, as follows:

(a)	Comamtech’s authorized share capital shall be altered by amending its articles of incorporation to create an unlimited number of cumulative convertible preferred shares issuable in series;

(b)	Comamtech’ authorized share capital shall be further altered by amending its articles of incorporation to create and designate 500,000 Comamtech Preferred Shares;

(c)	Comamtech’s articles of incorporation shall be amended to change its name to DecisionPoint Systems, Inc.;

(d)
Each whole DecisionPoint Share outstanding immediately prior to the Effective Date shall be converted into and each former holder of DecisionPoint Shares shall be entitled to receive, subject to Sections 4.1 and 4.4 of the Plan of Arrangement, 0.125 of a Comamtech Share for each whole DecisionPoint Share (the “Exchange Ratio”) with former holders of DecisionPoint Shares receiving not more than 4,593,661 Comamtech Shares;

(e)
Each whole DecisionPoint Preferred Share outstanding immediately prior to the Effective Date shall be converted into and each former holder of DecisionPoint Preferred Shares shall be entitled to receive, subject to Sections 4.1 and 4.4 of the Plan of Arrangement, 0.125 of a Comamtech Preferred Share for each whole DecisionPoint Preferred Share with former holders of DecisionPoint Preferred Shares receiving not more than 362,500 Comamtech Preferred Shares;

(f)	The name of the Amalgamated Corporation shall be DecisionPoint Systems International Inc.;

(g)
The address of the registered office of the Amalgamated Corporation shall upon effectiveness of the amalgamation be 333 Bay Street, Suite 2400, Bay Adelaide Center, Box 28, Toronto M5H 2T6;  DecisionPoint Systems Inc. intends to conduct the business of the Amalgamated Corporation from its principal business office in California;

(h)	There shall be no restrictions on the business that the Amalgamated Corporation may carry on or on the powers it may exercise;

(i)
At the time of the filing of Articles of Arrangement with the Director, the Amalgamated Corporation shall be authorized to issue an unlimited number of common shares having the rights, privileges, restrictions and conditions as provided in Schedule 2 of the Plan of Arrangement;

(j)
The board of directors of the Amalgamated Corporation shall consist of not less than a minimum of one nor more than a maximum of 12 which, until changed in accordance with the OBCA, shall be fixed at 2. The initial directors of the Amalgamated Corporation shall be Nicholas R. Toms and Marc Ferland;

(k)	The by-laws of the Amalgamated Corporation shall be as set forth in Schedule 3 of the Plan of Arrangement;

(l)
The transfer of shares in the capital of the Amalgamated Corporation shall be restricted in that no share may be transferred without either: (i) the consent of the directors of the Amalgamated Corporation expressed by resolution passed by the board of directors of the Amalgamated Corporation or by an instrument or instruments in writing signed by all of such directors, or (ii) the consent of the holders of shares to which are attached more than 50% of the voting rights attaching to all shares for the time being outstanding entitled to vote at such time expressed by a resolution passed by such shareholders at a meeting duly called and constituted for that purpose or by an instrument or instruments in writing signed by all of such shareholders;

(m)
Each whole common share of MergerCo outstanding immediately prior to the Effective Date shall be converted into, and Comamtech shall be entitled to receive, one common share in the capital of the Amalgamated Corporation for each whole common share of MergerCo;

(n)
The stated capital account of the common shares of the Amalgamated Corporation shall be set at an amount equal to (i) the “paid-up capital” (within the meaning of the Income Tax Act (Canada)(the “ITA”)) of the common shares of MergerCo outstanding immediately prior to the Effective Date, (ii) the “paid-up capital” (within the meaning of the ITA) of the DecisionPoint Shares being exchanged into Comamtech Shares and (iii) the “paid-up capital” (within the meaning of the ITA) of the DecisionPoint Preferred Shares being exchanged into Comamtech Preferred Shares;

(o)
The articles of incorporation of Comamtech shall be amended to provide that the Board shall consist of not less than a minimum of three nor more than a maximum of 12 which, until changed in accordance with the OBCA, shall be fixed at 7. The directors of Comamtech effecting from and after the Effective Date until their successors are elected or appointed, shall be Nicholas R. Toms, Donald W. Rowley, David M. Rifkin, Jay B. Sheehy, Robert M. Chaiken, Marc Ferland and Lawrence Yelin;

(p)	The existing bylaws of Comamtech shall be repealed and replaced with the bylaws set forth in Schedule 4 of the Plan of Arrangement;

(q)
By virtue of the Arrangement and without any action on the part of the holders thereof, each DecisionPoint Option, that is outstanding immediately prior to the Arrangement shall be converted into an option to purchase, on the same terms and conditions (including applicable vesting requirements) as applied to each such DecisionPoint Option, the number of whole Comamtech Shares that is equal to the number of shares of DecisionPoint Shares subject to such DecisionPoint Option multiplied by the Exchange Ratio (rounded to the nearest whole share), at an exercise price per share equal to the exercise price for each DecisionPoint Option adjusted by the Exchange Ratio;

(r)
By virtue of the Arrangement and without any action on the part of the holders thereof, each DecisionPoint Warrant that is outstanding immediately prior to the Arrangement shall be converted into a warrant to purchase, on the same terms and conditions as applied to each such DecisionPoint Warrant, the number of whole Comamtech Shares that is equal to the number of shares of DecisionPoint Shares subject to such DecisionPoint Warrant multiplied by the Exchange Ratio (rounded to the nearest whole share), at an exercise price per share equal to the exercise price for each DecisionPoint Warrant adjusted by the Exchange Ratio;

(s)
No fractional Comamtech Shares and no fractional Comamtech Preferred Shares shall be issued to former holders of DecisionPoint Shares or to former holders of DecisionPoint Preferred Shares.  The number of Comamtech Shares or Comamtech Preferred Shares to be issued to former holders of DecisionPoint Shares or DecisionPoint Preferred Shares shall be rounded down to the nearest whole Comamtech Share or nearest whole Comamtech Preferred Share, as applicable.  In calculating such fractional interests, all DecisionPoint Shares and all DecisionPoint Preferred Shares, as applicable, registered in the name of or beneficially held by holder or its nominee shall be aggregated; and

(t)
The exchange of DecisionPoint Shares for Comamtech Shares pursuant to the Arrangement Agreement shall be adjusted as a result of the collections on the debt owed by Empresario, Inc., a private company located in Chicago, Illinois (“Empresario”), to Comamtech represented by a debenture, dated August 10, 2010.  The debenture has a capital book value of US$2,600,000 (“Book Value”). On December 31, 2011 (the “Measurement Date”), the Board of Directors will calculate the principal collected from Empresario.  If Comamtech collects a net cash amount between US$2,200,000 and US$3,000,000, net of collection costs and administrative costs, there will be no adjustment to the shares distributed to the holders of Comamtech Shares or the holders of DecisionPoint Shares. If Comamtech collects a net cash amount greater than US$3,000,000 from the principal of the debenture from Empresario, net of collection costs and administrative costs, then the holders of Comamtech Shares immediately prior to the Effective Date shall receive a stock dividend equal to 1% of the outstanding Comamtech Shares as of Effective Date (up to a maximum of 6% of the outstanding Comamtech Shares as of the Effective Date) on a pro rata basis for each US$250,000 of principal received more than the Book Value, with no adjustments for pro rata amounts. If Comamtech collects a net cash amount less than US$2,200,000 from principal of the debenture from Empresario, net of collection costs and administrative costs, then the holders of DecisionPoint Shares immediately prior to the Effective Date shall receive a stock dividend equal to 1% of the outstanding Comamtech Shares as of the Effective Date (up to a maximum of 6% of the outstanding Comamtech Shares as of the Effective Date) on a pro rata basis for each US$250,000 of principal received less than the Book Value, with no adjustments for pro rata amounts.

The respective obligations of Comamtech and DecisionPoint to complete the transactions contemplated by the Arrangement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective. See the Section of the Management Information Circular entitled “Arrangement Agreement” for further information in such regard.

Effect of the Arrangement

Upon completion of the Arrangement, the former DecisionPoint Shareholders will hold approximately 68.4% of the issued and outstanding Comamtech Shares, on a fully diluted in-the-money basis (taking into account all in-the-money Comamtech Options and Comamtech Preferred Shares to be issued to DecisionPoint Shareholders) and 100% of the issued and outstanding Comamtech Preferred Shares.  Comamtech shall have, as its principal asset, all of the issued and outstanding shares of the Amalgamated Corporation which will continue to operate the business of DecisionPoint.

After the Effective Date and upon effectiveness of the continuance in Delaware, Comamtech will no longer be a “foreign private issuer” under U.S. Securities laws.  Comamtech will become subject to additional reporting requirements under U.S. securities laws.  In addition, any shareholders with greater than five percent equity ownership of Comamtech (as calculated post-amalgamation) will become subject to material shareholder reporting and disclosure obligations. See the sections of the Management Information Circular entitled “The Continuance and Domestication” and “Comparison of Shareholder Rights”.

Extension of the Offer

Comamtech may decide to extend the duration of the Offer.

Withdrawal of Securities

DecisionPoint Shareholders may withdraw securities tendered at any time prior to termination of the Offer by notifying Comamtech.

Procedures for Tendering DecisionPoint Shares

Each shareholder of DecisionPoint intending to tender their shares will indicate such intention in the Letter of Transmittal.  In the event that (i) the Arrangement receives the required approval of the shareholders of Comamtech at the Special Meeting, and (ii) a Final Order is issued by the Ontario Superior Court of Justice (Commercial List) approving of the Arrangement, DecisionPoint shareholders will be provided with supplemental instructions regarding the procedures for exchanging the DecisionPoint shares for Comamtech shares.  Comamtech will not accept any DecisionPoint Shares prior to Comamtech’s receipt of
a Final Order approving the Arrangement.   Any DecisionPoint Shares received prior to such approval shall be held in escrow by Comamtech pending the Final Order.

Comamtech will not accept any DecisionPoint Shares prior to Comamtech’s receipt of a Final Order approving the Arrangement.

Procedures for the Arrangement to Become Effective

Comamtech Shareholders Approval

The Interim Order provides that the Arrangement Resolution must be approved by at least two-thirds of the votes cast by the Comamtech Shareholders present in person or represented by proxy at the Meeting, each Comamtech Shareholder being entitled to one vote for each Common Share held. See the section of the Management Information Circular entitled “Particulars of the Arrangement – Procedure for the Arrangement to Become Effective”.

Notwithstanding the foregoing, the Arrangement Resolution authorizes Comamtech, subject to the terms of the Arrangement Agreement and the Plan of Arrangement, to amend any of the Arrangement Agreement and the Plan of Arrangement, and decide not to proceed with the Arrangement, at any time prior to the Arrangement becoming effective without it being necessary to give additional notice to, or obtain the approval of, the Comamtech Shareholders.

Court Approval

The OBCA provides that the Arrangement requires Court approval. On January 20, 2011, Comamtech obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. See the Interim Order included in Schedule D to the Management Information Circular.

Subject to the terms of the Arrangement Agreement and the adoption of the Arrangement Resolution at the Meeting in the manner required by the Interim Order, Comamtech will make application to the Court for the Final Order at the Toronto Courthouse, on February 23, 2011 at 10:00 a.m. (EDT) or as soon thereafter as counsel may be heard. See the section of the Management Information Circular entitled “Particulars of the Arrangement – Procedure for the Arrangement to Become Effective”.

Conditions Precedent

All conditions precedent to the Arrangement, as set out in the Arrangement Agreement, including the obtaining of the Required Vote and the receipt of the requisite Court and Regulatory Approvals prior to the Effective Date, must be satisfied or waived by the appropriate party in order for the Arrangement to be completed. See the section of the Management Information Circular entitled “Arrangement Agreement”.

Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions of the Arrangement are satisfied or waived, Comamtech will apply to the Court for the Final Order approving the Arrangement on February 23, 2011 at 10:00 a.m. (EDT). If the Final Order is obtained on February 23, 2011, in form and substance satisfactory to Comamtech and DecisionPoint, acting reasonably, and all other conditions for the Arrangement to become effective are satisfied or waived, Comamtech expects the Effective Date of the Arrangement to be on or around February 28, 2011. See the section of the Management Information Circular entitled “Particulars of the Arrangement – Timing”.

Issuance and Exemption from Registration of Comamtech Securities

The Comamtech Shares, Comamtech Preferred Shares, Comamtech Options and Comamtech Warrants to be issued to DecisionPoint security holders pursuant to the Arrangement will not be registered under the Securities Act of 1933, as amended (the “1933 Act”), and upon acceptance of the Offer and effectiveness of the Arrangement will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act.  The final order of the Ontario Superior Court of Justice, Commercial List, will constitute the basis for an exemption from the registration requirements of the 1933 Act for the Comamtech Shares, Comamtech Preferred Shares, Comamtech Options and Comamtech Warrants to be issued to former DecisionPoint security holders pursuant to the Arrangement.

IMPORTANT

Any DecisionPoint Shareholder intending to tender Shares in the Offer should complete and sign the letter of Letter of Transmittal (or a facsimile thereof) that accompanies this Offer (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to Comamtech counsel:

Comamtech Inc.
c/o Wuersch & Gering LLP
100 Wall Street, 21st Floor
New York, NY, 10005

Fax: (212)-509-9559